SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of August 2011

List of Exhibits:

1.	Press Release entitled “CNH Announces Completion of Senior Notes Exchange Offer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

August 10, 2011

FOR IMMEDIATE RELEASE
For more information contact:

CNH Investor Relations	+1 (630) 887-3745

CNH Announces Completion of Senior Notes Exchange Offer

BURR RIDGE, IL — (August 10, 2011) — CNH Global N.V. (NYSE: CNH) today announced that its wholly-owned subsidiary, Case New Holland Inc., completed its offer to exchange up to $1,500,000,000 in aggregate principal amount of its 7 7/8% Senior Notes due 2017 that have been registered under the Securities Act of 1933, as amended, for its outstanding unregistered 7 7/8% Senior Notes due 2017.

The exchange offer expired at 5:00 p.m., New York City time, on August 4, 2011. Based on the final count by the exchange agent for the exchange offer, as of 5 p.m., New York City time, on August 9, 2011, $1,497,900,000 in aggregate principal amount of the outstanding 7 7/8% Senior Notes due 2017 have been tendered, which represents 99.86% of the aggregate principal amount of the outstanding 7 7/8% Senior Notes due 2017.

The exchange agent for the exchange offer is Wells Fargo Bank, N.A., Corporate Trust Services, Northstar East Building – 12th Floor, 608 Second Avenue South, Minneapolis, MN 55402. For information, call (800) 344-5128.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com